VEGAN MOB, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vegan Mob, Inc.
Oakland, California

We have reviewed the accompanying financial statements of Vegan Mob, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 17, 2023
Los Angeles, California

VEGAN MOB INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	105,733	$	37,698
Prepaids and Other Current Assets		140,962		445,630
Total Current Assets		**246,695**		**483,327**
Security Deposit		37,500		37,500
Total Assets	**$**	**284,195**	**$**	**520,827**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	98,910	$	95,540
Credit Cards		23,856		60,311
Current Portion of Loans and Notes		258,073		77,213
Forward Financing		141,573		185,536
Other Current Liabilities		849,062		564,724
Total Current Liabilities		**1,371,475**		**983,324**
Promissory Notes and Loans		229,885		443,227
Total Liabilities		**1,601,360**		**1,426,551**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Preferred Stock		-		-
Capital Contribution		143,377		143,377
Simple Agreement for Future Equity (SAFE)		96,149		58,660
Capital Distribution		(533,131)		(383,283)
Retained Earnings/(Accumulated Deficit)		(1,023,559)		(724,477)
Total Stockholders' Equity		**(1,317,164)**		**(905,723)**
Total Liabilities and Stockholders' Equity	**$**	**284,195**	**$**	**520,827**

See accompanying notes to financial statements.

VEGAN MOB INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,745,054	$ 3,387,225
Cost of Goods Sold	484,571	1,567,669
Gross profit	1,260,483	1,819,556
Operating expenses		
General and Administrative	1,527,755	2,200,077
Sales and Marketing	29,404	230,598
Total operating expenses	1,557,159	2,430,674
Operating Income/(Loss)	(296,676)	(611,118)
Interest Expense	2,931	12,610
Other Loss/(Income)	(1,325)	-
Income/(Loss) before provision for income taxes	(298,283)	(623,729)
Provision/(Benefit) for income taxes	800	23,073
Net Income/(Net Loss)	**$ (299,083)**	**$ (646,802)**

See accompanying notes to financial statements.

VEGAN MOB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Capital Contribution	Capital Distribution	Simple Agreement for Future Equity (SAFE)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2020		$ -		$ -		$ (352,940)	$ -	$ (77,675)	$ (430,615)
Capital contribution		$ -		$ -	$ 143,377				143,377
Capital Distribution						(30,343)			(30,343)
Issuance of Simple Agreement for Future Equity (SAFE)							$ 58,660		58,660
Net income/(loss)								(646,802)	(646,802)
Balance—December 31, 2021	-	-	-	-	143,377	(383,283)	58,660	$ (724,477)	$ (905,723)
Capital Distribution						(149,848)			(149,848)
Issuance of Simple Agreement for Future Equity (SAFE)							37,489		37,489
Net income/(loss)								(299,082)	(299,082)
Balance—December 31, 2022	-	$ -	-	$ -	$ 143,377	$ (533,131)	$ 96,149	$ (1,023,559)	$ (1,317,164)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(299,082)	$	(646,802)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		304,668		(445,630)
Accounts Payable		3,371		95,540
Credit Cards		(36,455)		60,311
Other Current Liabilities		284,339		232,049
Security Deposit		-		(25,000)
Net cash provided/(used) by operating activities		**256,840**		**(729,532)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		143,377
Capital Distribution		(149,848)		(30,343)
Forward Financing		(43,963)		185,536
Proceeds from Issuance of Simple Agreement for Future Equity (SAFE)		37,489		58,660
Borrowing on Promissory Notes and Loans, net		(32,482)		103,776
Net cash provided/(used) by financing activities		**(188,804)**		**461,006**
Change in Cash		68,036		(268,526)
Cash—beginning of year		37,698		306,224
Cash—end of year	$	**105,734**	$	**37,698**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,931	$	12,610
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Vegan Mob Inc. was incorporated on January 1, 2019 in the state of California. The financial statements of Vegan Mob Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Vegan Mob is a product-based company selling food and beverages. The Company provides healthy food with plant-based ingredients and to help surrounding communities by empowering them with food they enjoy, while also supporting a healthy life-style. Vegan Mob sells Vegan BBQ and Soul Food.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Vegan Mob Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from selling food and beverages.

Cost of sales

Costs of goods sold include the cost of foods, drinks, beverages, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $29,404 and $230,598, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Employee Retention Credit	114,742	-
Payroll Clearing		385,205
Investments -crypto and others	17,713	17,713
Other current assets	8,506	42,711
Total Prepaids and Other Current Assets	$ 140,962	$ 445,630

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued payable	11,535	7,413
Payroll payable	178,913	
Tax Payable	616,213	496,670
Other current liabilities	42,400	60,641
Total Other Current Liabilities	$ 849,062	$ 564,724

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Shares at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement- Square Financial Services, Inc	$ 61,900		$ 9,006	12/15/2022	6/15/2024	$ -	$ -	$ 7,477	$ -	$ 7,477	$ -	$ -	$ -	$ -	$ -
PPP loan agreement	$ 150,000	1.00%		4/30/2020	4/30/2022	$ 1,500	1,500	$ 150,000	$ -	$ 151,500	$ -	$ -	$ -	$ 150,000	$ 150,000
PPP loan agreement- 2nd tranche	$ 21,198	1.00%		5/1/2020	5/1/2022	$ 212	211.98	$ 22,895	$ -	$ 23,107	$ -	$ -	$ -	$ 22,895	22,895
SBA Loan	$ 121,400	3.75%		5/25/2020	5/25/2050	4,553	11,849	$ 7,104	$ 114,196	$ 133,149	4,553	$ 7,296	$ -	$ 121,300	121,300
Self Help FCU Loan	$ 20,000	4.00%		2020	2023	$ 800	800.00	$ 12,368	$ -	$ 13,168	$ 800	$ 800	18,984	$ -	$ 19,784
Pacific Community Ventures	$ 200,000	4.25%		7/1/2021	3/2/2026	$ 8,500	12,762	$ 46,572	$ 84,455	$ 143,788	4,262	$ 4,262	$ 46,572	$ 114,474	$ 165,307
Working Solution- Loan	$ 25,000	11.00%		11/15/2019	10/18/2024	$ 533	533.11	$ 3,324	$ 1,522	$ 5,380	899	$ 899	$ 3,324	$ 4,846.43	9,069
Main Street	$ 50,000	3.50%		2020	2026	$ 1,332	1,332	$ 8,333	$ 29,712	$ 39,377	1,750	$ 1,750	$ 8,333	$ 29,712	39,795
Total						$ 17,429	$ 28,987	$ 258,073	$ 229,885	$ 516,945	$ 12,263	$ 15,007	$ 77,213	$ 443,227	$ 39,795

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 258,073
2024	56,644
2025	15,437
2026	15,437
2027	7,104
Thereafter	135,262
Total	**$ 487,958**

Forward Financing

On September 8, 2021, the company entered into a Merchant Sales Agreement with Legend Funding in the amount of $95,000 for purchase and sale of future receivables. The purchase amount is $138,700 and the specified percentage is 4.59%. As of December 31, 2022 December 31, 2021, the outstanding balance of this kind of financing is in the amount of $7,000 and $38,366, respectively and the entire amount is classified as the current portion.

On February 28, 2022, the company entered a merchant cash advance agreement with Parafin Inc in the amount of $8,000. As of December 31, 2022 December 31, 2021, the outstanding balance of this kind of financing is in the amount of $1,889 and $0, respectively and the entire amount is classified as the current portion.

On January 25, 2022, the company entered into a Revenue Purchase Agreement with Kalamata Capital in the amount of $85,201 for purchase and sale of future receivables. The purchase amount is $90,000 and the purchased percentage is 15%. As of December 31, 2022 December 31, 2021, the outstanding balance of this kind of financing is in the amount of $50,965 and $0, respectively and the entire amount is classified as the current portion.

On November 30, 2021, the company entered into a Purchase and Sale Agreement with Fundworks LLC in the amount of $175,000 for purchase and sale of future receivables. The purchase amount is $252,000 and the specified percentage is 8%. As of December 31, 2022 December 31, 2021, the outstanding balance of this kind of financing is in the amount of $81,720 and $147,100, respectively and the entire amount is classified as the current portion.

6.   RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 17, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $296,676, negative equity of $1,317,164, and liquid assets in cash of $105,733, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.